Exhibit 99.1

GENFIT: Half-Year Report of Liquidity Contract with Crédit Industriel et Commercial

Lille, France; Cambridge, MA; July 09, 2021 - GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to improving the lives of patients with metabolic and liver diseases, today announced the half-year report of the liquidity contract with Crédit Industriel et Commercial.

Under the liquidity contract GENFIT has with Crédit Industriel et Commercial, the following resources appeared on the liquidity account as of June 30, 2021:

•	105,050 shares
•	€646 510.51

During the first half of 2021, total trading was:

•	On the buy side: 1,013,138 shares for a total amount of €4,450,737.46
•	On the sell side: 997,017 shares for a total amount of €4,409,259.22

During this same period, the number of trades were:

•	On the buy side: 1,926
•	On the sell side: 1,901

As a reminder, upon signing of the contract, the following resources appeared on the liquidity account:

•	27, 911 shares
•	€769 849,43

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ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with cholestatic and metabolic chronic liver diseases. GENFIT is a pioneer in the field of nuclear receptor-based drug discovery, with a rich history and strong scientific heritage spanning more than two decades. GENFIT is currently enrolling in ELATIVE™, a Phase 3 clinical trial evaluating elafibranor in patients with Primary Biliary Cholangitis (PBC). Elafibranor is an investigational compound that has not been reviewed and has not received approval by any regulatory authority. As part of GENFIT’s comprehensive approach to clinical management of patients with liver disease, the Company is also developing NIS4®, a new, non-invasive blood-based diagnostic technology which could enable easier identification of patients with at-risk NASH. In January 2019, GENFIT signed a licensing agreement with Labcorp® to make NIS4® technology available for use in clinical research through their drug development subsidiary, Covance. In September 2020, GENFIT signed another licensing agreement with Labcorp® to commercialize NIS4® in the US and Canada as a Laboratory Developed Test. Since April 2021, Labcorp® has commercialized NASHnext™, powered by NIS4®, for use in the clinic. GENFIT also continues to explore opportunities to obtain formal marketing authorization of an in vitro diagnostic (IVD) test supported by NIS4® technology. For more information, please visit: https://nis4.com. GENFIT has facilities in Lille and Paris, France, and Cambridge, MA, USA. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). www.genfit.com

CONTACT

GENFIT | Investors

Tel: +1 (617) 714 5252 | investors@genfit.com

PRESS RELATIONS | Media

Stephanie BOYER – Press relations | Tel: +333 2016 4000 | stephanie.boyer@genfit.com

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	Buy Side			Sell Side
Date	Number of executions	Number of shares	Traded amount in EUR	Number of executions	Number of shares	Traded amount in EUR
TOTAL	1 926	1 013 138	4 450 737,46	1 901	997 017	4 409 259,22
04/01/2021	42	25672	106 920,21	71	32091	134 234,09
05/01/2021	14	8728	36 139,94	18	9738	40 492,26
06/01/2021	26	16345	68 348,42	48	24876	104 598,85
07/01/2021	59	38324	167 542,18	100	56720	248 081,94
08/01/2021	39	20950	93 524,57	40	19303	86 857,90
11/01/2021	29	12249	55 019,69	39	13105	59 047,46
12/01/2021	30	16023	72 645,24	27	18099	82 659,40
13/01/2021	32	14570	65 700,79	17	12174	55 117,18
14/01/2021	28	17348	78 153,43	30	14764	67 203,51
15/01/2021	60	35785	161 995,83	60	34081	155 051,51
18/01/2021	40	23966	110 613,87	73	39800	184 482,55
19/01/2021	56	23753	117 337,68	74	24318	120 680,26
20/01/2021	42	21062	100 611,18	37	15576	75 030,60
21/01/2021	41	20032	93 587,50	28	15806	74 357,27
22/01/2021	52	33987	149 767,45	41	22203	97 905,68
25/01/2021	37	24138	101 879,11	21	14196	60 143,34
26/01/2021	79	40817	183 223,84	73	43569	196 046,12
27/01/2021	4	1295	5 490,92	15	6036	26 485,97
28/01/2021	4	1083	4 570,30	1	1	4,26
29/01/2021	16	10926	46 089,36	12	7687	32 565,82
01/02/2021	12	7005	29 622,62	24	11847	50 360,05
02/02/2021	9	7357	31 743,98	14	8628	37 392,54
03/02/2021	17	7020	30 384,81	11	5929	25 883,29
04/02/2021	16	10207	43 452,02	14	7846	33 541,57
05/02/2021	12	5629	23 702,93	8	5629	23 821,65
08/02/2021	13	7441	31 508,77	11	7442	31 661,91
09/02/2021	12	8636	36 438,91	16	6096	25 852,40
10/02/2021	188	107001	577 416,99	183	112206	615 056,07
11/02/2021	35	19001	91 212,97	24	11001	52 685,00
12/02/2021	27	16001	73 964,46	47	18001	83 440,58
15/02/2021	3	2000	9 320,00	13	3000	13 959,99
16/02/2021	13	9697	44 808,87	2	3987	18 580,18
17/02/2021	12	9223	42 301,11	11	10946	50 456,13
18/02/2021	18	27927	129 069,94	21	14571	67 510,65

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	Buy Side			Sell Side
Date	Number of executions	Number of shares	Traded amount in EUR	Number of executions	Number of shares	Traded amount in EUR
TOTAL	1 926	1 013 138	4 450 737,46	1 901	997 017	4 409 259,22
19/02/2021	24	18850	85 089,84	20	18850	85 429,33
22/02/2021	20	10664	47 914,31	10	10310	46 520,47
23/02/2021	58	49098	217 409,38	54	45491	203 152,33
24/02/2021	16	8916	39 163,44	12	10015	44 235,35
25/02/2021	14	8939	39 050,74	12	8088	35 426,98
26/02/2021	13	7916	33 637,85	22	10021	42 678,94
01/03/2021	13	7778	33 253,13	12	9037	38 819,43
02/03/2021	18	7837	33 470,42	11	7659	32 893,64
03/03/2021	17	8704	37 345,30	23	8704	37 525,56
04/03/2021	15	5342	22 558,95	3	1790	7 569,95
05/03/2021	14	6415	26 520,31	7	3761	15 645,44
08/03/2021	16	6358	26 870,75	22	12983	54 845,52
09/03/2021	8	1848	7 809,44	4	1598	6 797,40
10/03/2021	5	2101	8 866,26	3	1053	4 464,83
11/03/2021	9	2860	11 942,04	4	1051	4 496,18
12/03/2021	16	6313	26 022,56	14	5432	22 504,99
15/03/2021	24	5436	22 450,14	14	5383	22 333,04
16/03/2021	1	1	4,12	1	1	4,12
17/03/2021	1	1	4,15	1	1	4,15
18/03/2021	3	1809	7 506,75	3	1809	7 542,93
19/03/2021	4	1731	7 098,71	5	931	3 835,70
22/03/2021	1	1	4,13	2	801	3 316,13
23/03/2021	13	2743	11 190,14	2	997	4 069,77
24/03/2021	1	1	4,05	1	1	4,05
25/03/2021	6	2053	8 270,90	3	1163	4 698,55
26/03/2021	3	2053	8 270,90	16	891	3 617,46
29/03/2021	5	1501	6 052,02	3	2053	8 311,90
30/03/2021	1	1	4,05	1	1	4,05
31/03/2021	3	1056	4 224,01	1	1	4,01
01/04/2021	9	4221	16 884,04	11	4221	16 987,41
06/04/2021	13	5226	20 659,74	7	2501	9 923,12
07/04/2021	1	1	3,93	1	1	3,93
08/04/2021	4	2229	8 849,40	6	3964	15 821,83
09/04/2021	12	4465	17 737,97	8	1727	6 908,02
12/04/2021	3	1385	5 474,59	6	1007	4 007,86
13/04/2021	19	6298	24 858,65	16	6203	24 675,97
14/04/2021	3	826	3 237,92	5	826	3 254,42
15/04/2021	32	10745	41 274,77	14	4684	18 053,68

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	Buy Side			Sell Side
Date	Number of executions	Number of shares	Traded amount in EUR	Number of executions	Number of shares	Traded amount in EUR
TOTAL	1 926	1 013 138	4 450 737,46	1 901	997 017	4 409 259,22
16/04/2021	39	7683	28 610,41	9	3861	14 409,25
19/04/2021	12	5890	21 906,44	16	6911	25 851,15
20/04/2021	24	4969	18 183,81	5	1647	6 031,91
21/04/2021	6	2870	10 381,19	6	4140	15 132,90
22/04/2021	11	5833	21 566,18	17	7975	29 638,37
23/04/2021	14	6721	24 441,05	13	4659	16 934,21
26/04/2021	5	3135	11 225,09	2	1134	4 066,55
27/04/2021	5	2940	10 842,46	15	4941	18 139,45
28/04/2021	23	2063	7 588,89	7	2940	10 901,34
29/04/2021	31	11399	43 054,36	28	12153	46 058,05
30/04/2021	3	1099	4 097,06	5	2107	7 866,76
03/05/2021	25	12705	49 089,32	28	18531	72 131,18
04/05/2021	14	6739	25 453,74	10	2653	10 086,18
05/05/2021	1	1	3,72	1	1	3,72
06/05/2021	3	1055	3 861,36	1	1	3,73
07/05/2021	5	1905	6 921,32	2	1055	3 882,40
10/05/2021	6	2867	10 286,62	4	1859	6 713,11
11/05/2021	18	3993	14 131,39	2	796	2 811,50
12/05/2021	12	5025	17 910,96	17	7214	25 864,86
13/05/2021	14	7985	27 704,60	7	4952	17 150,16
14/05/2021	7	4019	13 869,77	5	2031	7 014,57
17/05/2021	10	3964	13 587,60	5	3089	10 727,42
18/05/2021	4	2001	6 819,43	1	1	3,42
19/05/2021	9	3015	10 175,08	8	7048	23 806,73
20/05/2021	15	22232	71 627,06	18	22501	73 568,37
21/05/2021	14	1001	3 273,30	1	1	3,3
24/05/2021	18	7349	23 686,34	4	1621	5 185,21
25/05/2021	14	4677	15 205,07	30	9976	32 662,72
26/05/2021	7	3081	10 127,31	7	2226	7 389,65
27/05/2021				5	2226	7 389,65
01/06/2021	1	1	3,34	1	1	3,34
02/06/2021				6	1842	6 207,03
03/06/2021				30	8641	29 981,11
09/06/2021	1	1	3,50	1	1	3,50

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